UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒                 Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 26, 2022	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 26, 2022, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 2022 annual shareholders’ meeting (the “2022 AGM”), at which the following matters were resolved, and public announcements were made in Taiwan regarding such resolutions:

(1)	Ratification of the fiscal year 2021 earnings distribution plan;

(2)	Approval of amendments to the Company’s Articles of Incorporation;

(3)	Ratification of the Company’s fiscal year 2021 business report and, consolidated and non-consolidated financial statements;

(4)	Approval of amendments to the Rules of Procedure for Shareholders’ Meeting;

(5)	Approval of amendments to the Company’s Operational Procedures for Acquisition and Disposal of Assets; and

(6)	Approval of releasing from the prohibition of the Board of Directors from engaging in businesses competing with the Company pursuant to Article 209 of the Company Act.

For each of the matters (1) to (6), the resolutions approved were those previously proposed by the Board of Directors to shareholders in the 2022 Annual Shareholders’ Meeting Handbook, a copy of which is attached as Exhibit 99.4 to the Company’s Form 6-K (File No. 001-37928) as filed with the U.S. Securities and Exchange Commission on April 25, 2022.

On matter (6), under Article 209 of the Company Act, a director who engages in business on behalf of another person that is within the scope of the Company’s business shall explain at the shareholders’ meeting the essential contents of such act and obtain the approval at the shareholders’ meeting. The 2022 AGM resolved that the non-compete restriction on two independent directors, be released in accordance with Article 209 of the Company Act. This was approved by a majority of the voting shares at the shareholders’ meeting attended by shareholders representing at least two-thirds of the voting shares of the Company. The items of competitive conduct in which the director is permitted to engage are as follows:

(i)	Independent Director Hong-Tzer Yang:

•	Independent Director / Audit Committee Member / Compensation Committee Member / Corporate Governance Committee Member of Padauk Technology Co., Ltd.

•	Director of Aero Visionics Inc.
(ii)	Independent Director Hui-Fen Chan

•	Independent Director of Taiwan Mask Corp. (candidate)